

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2021

Scott W. Absher
Chief Executive Officer
ShiftPixy, Inc.
501 Brickell Key Drive, Suite 300
Miami, FL 33131

> **Re: ShiftPixy, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 17, 2021**
> **File No. 333-259619**

Dear Mr. Absher:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 filed September 17, 2021

Prospectus Summary
Recent Developments
Sponsorship of Special Purpose Acquisition Companies, page 4

1. Please prominently disclose that ShiftPixy Investments, Inc. plans to invest an aggregate of $20,284,000 in the SPACs (or up to $22,159,000 if the over-allotment option of each SPAC is exercised in full) and describe the funding source of your investments. Additionally, please clarify whether this investment amount includes the private placement warrants you will receive upon the closing of each SPAC's initial public offering, and the $500,000 loan to each SPAC that you disclose on page 29 of your Quarterly Report on Form 10-Q for the quarter ended May 31, 2021. Please make conforming changes in your risk factor on page 8.

As a related matter, please quantify the costs incurred to date from the SPAC investments and briefly discuss the nature of such costs. For example, discuss any amounts used related to the $500,00 loans you agreed to provide each SPAC to fund their IPO expenses. Please also discuss, in an appropriate section, the risks related to the repayment of these loans. In this regard, we note your disclosure on page 29 of your Quarterly Report on Form 10-Q for the quarter ended May 31, 2021 that repayment of such loans will be from the IPO proceeds and the sale of the Placement Warrants you will receive in connection with the SPAC's IPO.

2. Please disclose here, as you do on page 12, that you intend to the use the potential $12.66 million proceeds from the cash exercise of the warrants in order to fund sponsor-related activities regarding your SPACs. To the extent that such use of proceeds is distinct from your proposed aggregate investment of $22,159,000 in your SPACs, please disclose the amounts that you intend to allocate to each of your SPACs and the form of such allocations (for example, whether through loans or the purchase of shares or warrants). Please make conforming changes to the Use of Proceeds section.

3. Please provide an update regarding the current status of each SPAC and, if known, an estimate of when each initial public offering will be consummated. Please discuss the extent to which your recent private placements and this resale transaction are related to the SPACs' initial public offerings. If so, discuss the timing of each transaction and any risks to your investors if you are not be able to appropriately fund your investment in the SPACs.

4. Please discuss the possibility that each SPAC may compete with you for suitable acquisition targets. Please also address that these SPACs may enter into an initial business combination with a target business that is affiliated with you, your wholly-owned subsidiary ShiftPixy Investments, Inc., your directors or officers and discuss any related risks, if applicable. Make conforming changes to your risk factors, as applicable.

Risk Factors
Risks Relating to Our Business
"There is no guarantee that our current cash position . . . ", page 8

5.   Please disclose any specific plans with respect to raising additional capital for the next 12 months and address the extent that such capital raising activities are connected to the sponsorship of your SPACs. To the extent that your anticipated financing is in connection with your SPACs, please discuss the risk that each of your SPACs do not complete its initial business combination. Please further address the possibility that, even if ultimately completed, such business combinations may not be completed in the next 12 months. In this regard, we note your disclosure on page 38 of your Quarterly Report on Form 10-Q for the quarter ended May 31, 2021 that "[you] believe that the staffing SPACs, after completing their initial business combinations, will generate significant revenues for ShiftPixy by virtue of entering into client service agreements with [you] after completing the De-SPAC process."

6.   Please discuss whether your plan to invest in your HRIS platform over the next 12 months is materially reliant on the anticipated service agreements that you contemplate entering into following your potential De-SPAC transactions. To the extent material, please also disclose the risk that you may not realize the benefits of your HRIS platform investment if your SPACs do not complete their initial business combinations.

"We will lose our entire investment in each SPAC if each SPAC does not complete its initial business combination . . . ", page 8

7.   Please highlight the risk that your SPACs may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders of your SPACs, rather than liquidate. Please address how a less favorable De-SPAC business combination could impact your shareholders.

8.   We note your disclosure that Mr. Absher serves as a director of each SPAC. Please amend your disclosure to indicate that he is Chairman of the board of directors.

"Our officers, including our Chairman and Chief Executive Officer, Mr. Absher, will allocate their time to each SPAC . . . ", page 9

9.   Please highlight all material interests of your officers and directors, including fiduciary or contractual obligations, to the SPACs. In particular, please discuss whether your officers and directors may have competitive pecuniary interests that conflict with the interests of the SPACs.

Legal Matters, page 18

10.   Please amend your disclosure here to identify Bailey, Stock, Harmon, Cottam, Lopez LLP as the law firm passing upon the validity of your shares, as we note that such law firm has provided the opinion filed as Exhibit 5.1.

<u>General</u>

11. In light of your agreement to invest in four SPACs, please provide us with your analysis as to whether you are considered an investment company pursuant to the Investment Company Act of 1940 and subject to registration thereunder. In this regard, we note your investment in founder shares and private placement warrants in each SPAC.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian Fetterolf at 202-551-6613 or Jennifer López-Molina at 202-551-3792 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ivan Blumenthal